ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

December 14, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Angela Connell Ibolya Ignat

Re:	Agenus Inc. Form 10-K for the Fiscal Year Ended December 31, 2016 Filed March 16, 2017 Form 10-Q for the Quarterly Period Ended September 30, 2017 Filed November 7, 2017 File No. 000-29089

Ladies and Gentlemen:

On behalf of Agenus Inc. (“Agenus” or the “Company”), we submit via EDGAR this letter in response to the written comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission, dated November 30, 2017 (the “Comment Letter”), with regard to the Company’s Form 10-K for the fiscal year ended December 31, 2016 (filed March 16, 2017), and Form 10-Q for the quarterly period ended September 30, 2017 (filed November 7, 2017), File No. 000-29089. For the convenience of the Staff’s review, we have set forth the comment contained in the Comment Letter in italics followed by the response of the Company.

Form 10-Q for the Quarterly Period Ended September 30, 2017

Notes to Unaudited Condensed Consolidated Financial Statements

Note H - Collaboration Agreement, page 10

1. Please provide us a full accounting analysis with reference to authoritative literature of your February 14, 2017 transactions with Incyte Corporation. Include the following in your analysis.

Securities and Exchange Commission

Division of Corporation Finance

December 14, 2017

•	With respect to the amendment to your January 9, 2015 License, Development and Commercialization Agreement, explain the basis for your accounting treatment of the $20 million in accelerated milestone payments as revenue during the nine months ended September 30, 2017. In this regard, discuss your consideration of whether the amendment should be evaluated with the remaining performance obligations from the original agreement as one arrangement.

•	With respect to the Stock Purchase Agreement also entered into on February 14, 2017, tell us what consideration was given to the fact that the agreements were entered into contemporaneously and how you accounted for the amount received over the fair value of the shares issued.

Response:

SUMMARY OF ACCOUNTING CONCLUSIONS

•	The License, Development and Commercialization Agreement, dated January 9, 2015, by and among Company, Agenus Switzerland Inc. (as successor to 4-Antibody AG), Incyte Corporation (“Incyte”) and Incyte Europe Sarl (the “Collaboration Agreement”) was considered a collaboration arrangement and the First Amendment to the License, Development and Commercialization Agreement, dated February 14, 2017, by and among (the “Amendment”) was considered a modification and not a new arrangement.

•	The Company recognized $20.0 million as revenue in Q1’17 related to milestones for the GITR and OX-40 projects. Prior to the Amendment, all work required by Agenus had been performed on these projects and there were no further performance obligations related to them. The milestone payment was considered imminent without the Amendment, however the Amendment caused the amount to be paid earlier than originally contemplated.

•	The Stock Purchase Agreement, dated February 14, 2017, between the Company and Incyte (the “SPA”) was separate from the Amendment and (1) the consideration received for the purchase of shares under the SPA was determined to be fair value in accordance with ASC 820 Fair Value Measurements, and (2) the transaction was recorded to equity at the fair value of the consideration exchanged.

Please see below for a detailed analysis of the accounting considerations of the Amendment and the SPA, as well as a summary of key points from the Collaboration Agreement, which we have included to provide background on the Amendment accounting conclusions.

Securities and Exchange Commission

Division of Corporation Finance

December 14, 2017

ORIGINAL AGREEMENT

The following sections relate to the Collaboration Agreement and are included to provide general background information on the Collaboration Agreement and associated accounting.

Summary of Original Agreement

On January 9, 2015, Agenus entered into the Collaboration Agreement with Incyte, effective February 19, 2015, pursuant to which Agenus granted Incyte an exclusive royalty bearing, non-transferable license or sublicense, as applicable, under Agenus intellectual property to develop, manufacture and commercialize four antibody products (targeting GITR, OX-40, TIM-3 and LAG-3) (each, a “Licensed Antibody”) worldwide in hematology and oncology. Incyte granted to Agenus a non-exclusive, royalty-free, non-transferable license or sublicense, as applicable, under Incyte intellectual property solely to the extent necessary to permit Agenus to exercise rights to perform their obligations under the Collaboration Agreement and a non-exclusive, fully paid-up sublicensable license or sublicense, as applicable, to develop, manufacture and commercialize the Licensed Antibodies worldwide outside of hematology and oncology. In accordance with the terms and conditions of the Collaboration Agreement, in November 2015, Agenus and Incyte added three undisclosed checkpoint modulator (“CPM”) targets into the collaboration.

Scoping & Related Party Considerations

At the time the Company entered into the Collaboration Agreement, management determined the arrangement met the US GAAP definition of a collaboration arrangement under ASC 808 as both parties were (a) active participants and (b) exposed to the significant risks and rewards dependent on the commercial success of the activity. Under the Collaboration Agreement, both parties have the right to participate in a Joint Steering Committee (“JSC”) which directs the activities to be carried out through the antibody programs.

ASC 808-10-45-3 and 45-4 state that the income classification of payments between parties in a collaboration agreement shall be in accordance with other authoritative accounting literature to the extent the income classification applies based on analogy to such other accounting literature. Based on the nature of the research and development activities to be performed under the Collaboration Agreement, management considered the application of ASC 730-20 Research and Development Arrangements.

ASC 730-20-25-3 states that if an entity is obligated to repay any of the funds provided regardless of the outcome of the research and development, the entity shall recognize a liability. The guidance states that repayment may be in the form of cash, securities, or other means. ASC 730-20-25-4 states that an entity may conclude that a liability does not exist when the transfer of the financial risk involved with the research and development from the entity to the other party is substantive and genuine. Management has determined that the Company is not obligated to re-pay any of the funds received under the Collaboration Agreement regardless of the outcome of the research and development.

Securities and Exchange Commission

Division of Corporation Finance

December 14, 2017

Management also considered ASC 730-20-S99 and ASC 730-20-25-6 regarding significant related party relationships. It evaluated whether Incyte’s position as a related party of the Company creates an obligation of the Company to repay the upfront payments and concluded there is no liability for the amounts received because (1) the performance obligations under the arrangement that trigger payment are similar to other non-related party relationships, (2) the Collaboration Agreement that provides an obligation for us to pay Incyte for development is also consistent with market development agreements, (3) there is no future obligation to pay Incyte royalties, and (4) there is no linkage between product development and additional equity or option purchase. We therefore concluded that the conditions to overcome the presumption that there is an obligation to repay the funds received under the Collaboration Agreement were met.

Accounting for the Agreement under ASC 605

Units of Account

The following chart summarizes the units of account identified based on ASC 605-25 separation criteria:

Unit of Account	Description

1	Perpetual license of IP to GITR antibodies and products and the related services to research and develop these licenses with the intent to manufacture and commercialize

2	Perpetual license of IP to OX-40 antibodies and products and the related services to research and develop these licenses with the intent to manufacture and commercialize

3	Perpetual license of IP to TIM-3 antibodies and products and the related services to research and develop these licenses with the intent to manufacture and commercialize

4	Perpetual license of IP to LAG-3 antibodies and products and the related services to research and develop these licenses with the intent to manufacture and commercialize

5	Access to Discovery Projects (as defined in the Collaboration Agreement) during the Discovery Period (as defined in the Collaboration Agreement).

Participation in the JSC was not determined to be a unit of account as participation is optional and non-participation would not be considered a breach of contract or result in a penalty. We believe this is consistent with the accounting literature with consideration of the SEC Staff comments on Joint Steering Committees at the 2007 AICPA National Conference on Current SEC and PCAOB Developments.

Securities and Exchange Commission

Division of Corporation Finance

December 14, 2017

Management reviewed the guidance of ASC 605-25-25-1 Multiple Element Arrangements, which indicates an entity must determine whether the components of an agreement represent an individual unit of accounting and, if so, the fair value of the respective units must be determined. The total consideration is then, based on the relative fair value of each unit of accounting, allocated to the respective unit.

As all payments in the Collaboration Agreement are non-refundable and there are no rights of return on any good or service, the separation criterion in ASC 605-25-25-5(b) is met for all units of account.

Allocation of Consideration

The allocation guidance of ASC 605-25-25-1 and 25-2 state that the total arrangement consideration, which is comprised of the fixed and determinable fees, is to be allocated based on the relative selling price method. The consideration under the Collaboration Agreement was comprised of $25 million in fixed upfront payments and contingent payments based on research and development services to be delivered and various milestones, and sales-based royalties.

Securities and Exchange Commission

Division of Corporation Finance

December 14, 2017

The Company determined that due to the unique and proprietary nature of each deliverable, neither vendor-specific objective evidence, nor third party evidence of selling price exists for the deliverables. As a result, the best estimate of selling price was used to perform the allocation under the relative selling price method. The fixed and determinable consideration is comprised of the upfront payments that have been allocated to the deliverables identified above as follows:

Unit of Account	Deliverables	Total Fixed and Determinable Consideration	Additional consideration
1	GITR antibody program and associated R&D	$4,000,000	R&D Services, Reimbursements and potential future milestones
2	OX-40 antibody program and associated R&D	$3,000,000	R&D Services, Reimbursements and potential future milestones
3	LAG-3 antibody program and associated R&D	$1,500,000	R&D Services, Reimbursements and potential future milestones
4	TIM-3 antibody program and associated R&D	$1,500,000	R&D Services, Reimbursements and potential future milestones
5	Discovery Project Access	$15,000,000

	Total	$25,000,000

Consistent with ASC 605-25-30-5, the allocation of consideration is limited to amounts that are not contingent.

Recognition

Units of Account 1-4:

Antibody Programs (GITR, OX-40, LAG-3, and TIM-3)

The upfront consideration allocated to each of the respective antibody programs was deferred and recognized over the estimated period of service delivered by the Company, as the Company is required to perform pre-clinical R&D services for each Licensed Antibody until an investigational new drug application (an “IND”) is filed. Subsequent to the IND filing date, Incyte is responsible for all clinical research and development and commercialization activities. The Company is responsible for all manufacturing activities.

R&D Services

For all Licensed Antibody programs, the Company provides Incyte with full time equivalent (“FTE”) research and development personnel, at a rate of $275,000 per FTE per year. The consideration related to R&D services is recognized in the month the service is performed as revenue (not as a reduction of costs).

R&D Services Reimbursements

For all Licensed Antibody programs, the Company is reimbursed by Incyte for certain costs incurred during the performance of research and development activities.

Securities and Exchange Commission

Division of Corporation Finance

December 14, 2017

Under the Collaboration Agreement, some of the programs were designated as profit-share programs and others were designated as royalty-bearing programs.

Profit Share Programs

Prior to the Amendment, for certain Licensed Antibody programs, Agenus and Incyte split the profit and loss as earned, on a 50/50 basis, related to the R&D, manufacturing and commercialization of the related product. The amount of consideration is based on the profit or loss in a particular period. Agenus recognized profit share payments as revenue/expense in the period in which the services were provided as that was the time at which the fee became fixed and determinable.

Royalty-bearing Programs

On all other programs, Agenus is compensated for 100% of its R&D services and will earn royalties on sales of the related product. The amount of the royalty is based on the agreed upon tiered royalty schedule in the Collaboration Agreement. Agenus recognizes consideration related to royalty-bearing programs as revenue in the period in which the services are provided as that is the time at which the fee becomes fixed and determinable. Sales-based royalties will be recognized as revenue at the time the sale of the related product is communicated to Agenus as that is the time at which the fee becomes fixed and determinable.

Milestone Payments

For all Licensed Antibody programs, the Collaboration Agreement includes various milestones contingent on the initiation/completion of clinical trials, receipt of regulatory approvals, and certain sales thresholds. These milestones were evaluated and (1) determined to meet the criteria to be substantive milestones and (2) the fee paid at each milestone represented the relative selling price. Accordingly, the Company has elected the milestone method in ASC 605-28. As a result, milestones are recognized as revenue in their entirety in the period in which achieved.

Unit of Account 5:

Discovery Project Access

Incyte has access to certain additional targets (“Discovery Projects”) during the Discovery Period, a period of approximately five years, commencing upon the effective date of the agreement (February 19, 2015) and terminating on December 31, 2019. At the mutual agreement of the parties, the Discovery Period can be extended for an additional three years with no additional consideration given. Despite the uncertainty associated with the option to extend, given the three-year extension is at no additional consideration to Incyte, management included the presumed extension in the expected period of benefit.

Securities and Exchange Commission

Division of Corporation Finance

December 14, 2017

AMENDMENT

The following sections relate to the Amendment and include a summary of the Amendment and a detailed analysis of the accounting considerations and conclusions.

Summary of Amendment

On February 14, 2017 (the “Amendment Date”), the Company and Incyte amended the Collaboration Agreement by entering into the Amendment. Pursuant to the terms of the Amendment, the following changes were enacted:

•	The GITR and OX-40 programs immediately converted from profit-share programs to royalty-bearing programs, with Agenus now eligible to receive a flat 15% royalty on global net sales should any candidates from either of these two programs be approved. Incyte is now responsible for global development, manufacturing, and commercialization and all associated costs for these programs,

•	The profit-share programs relating to two of the undisclosed targets were removed from the collaboration, with one reverting to Incyte and one to Agenus. Should either of these programs be successfully developed by a party, the other party will be eligible to receive the same milestone payments as the royalty-bearing programs and royalties at a 15% rate on global net sales,

•	Incyte received exclusive rights and all decision-making authority for manufacturing, development, and commercialization with respect to all royalty-bearing programs,

•	The requirement to maintain four to six targets as a source of potential future projects (“Bullpen Targets”), was eliminated, and it was acknowledged no Bullpen Targets were currently designated, and

•	The JSC no longer had decision-making authority with respect to any matter related to the development, manufacturing, or commercialization of royalty-bearing and the two undisclosed products or antibodies.

•	Based on the changes to potential consideration in the Amendment, Agenus became eligible to receive up to a total of $510.0 million in future potential development, regulatory and commercial milestones across all programs in the collaboration, compared to $450.0 million prior to the Amendment.

The terms for the remaining three royalty-bearing programs targeting TIM-3, LAG-3 and one undisclosed target remain unchanged (with the exception that manufacturing responsibility transfers from Agenus to Incyte), with Incyte being responsible for global development and commercialization and all associated costs.

Securities and Exchange Commission

Division of Corporation Finance

December 14, 2017

In connection with the change of OX-40 and GITR from profit-sharing programs to royalty-bearing programs under the Amendment, Incyte paid Agenus the $20.0 million of milestone payments that were due under the Collaboration Agreement upon completion of Phase 1 clinical trials. Agenus had completed all elements necessary for the milestones and the payment was pending actions by Incyte. As part of the Amendment the milestone payments were paid in recognition of Agenus’s completion of all required work. The initiation of the Phase 1 clinical trials occurred prior to the Amendment Date and the accelerated milestone payment was an acknowledgement that completion was deemed probable.

Also on the Amendment Date, the Company and Incyte entered into the SPA, pursuant to which Incyte purchased 10 million shares of the Company’s common stock (the “Shares”) at a mutually agreed purchase price of $6.00 per share. Immediately following the transaction, Incyte owned approximately 18.1% of the outstanding shares of the Company. Under the SPA, Incyte agreed not to dispose of any of the Shares for a period of 12 months following the Amendment Date and to vote the Shares in accordance with the recommendations of the Company’s board of directors in connection with certain equity incentive plan or compensation matters for a period of 18 months. Agenus in turn agreed to certain registration rights to Incyte with respect to the Shares. Under the Amendment, the parties also revised an existing standstill provision to permit Incyte’s acquisition of the Shares, but Incyte is precluded from acquiring any additional shares of the Company’s voting stock until December 31, 2019.

Amendment Accounting Considerations

Does the Amendment represent a separate contract?

To determine whether the Amendment was a new contract, or a modification to the Collaboration Agreement, management considered, by analogy, the following guidance from ASC 985-605-55-4:

Software vendors may execute more than one contract or agreement with a single customer. However, a group of contracts may be so closely related that they are, in effect, parts of a single arrangement and should be viewed as one multiple-element arrangement when determining the appropriate amount of revenue to be recognized in accordance with this Subtopic. The form of an arrangement is not necessarily the only indicator of the substance of an arrangement. The existence of any of the following factors (which are not all-inclusive) may indicate that a group of contracts should be accounted for as a single multiple-element arrangement:

•	The contracts or agreements are negotiated or executed within a short time frame of each other.

•	The different elements are closely interrelated or interdependent in terms of design, technology, or function.

•	The fee for one or more contracts or agreements is subject to refund, forfeiture, or other concession if another contract is not completed satisfactorily.

Securities and Exchange Commission

Division of Corporation Finance

December 14, 2017

•	One or more elements in one contract or agreement are essential to the functionality of an element in another contract or agreement.

•	Payment terms under one contract or agreement coincide with performance criteria of another contract or agreement.

•	The negotiations are conducted jointly with two or more parties (for example, from different divisions of the same entity) to do what in essence is a single project.

Although the Amendment was executed more than two years after the Collaboration Agreement, the elements of each are closely interrelated, as the accelerated milestones relate to original milestones in the Collaboration Agreement. Additionally, the negotiations for the Amendment were conducted with the same parties, and relate to the performance of a single project (research and development of the previously identified targets under the Collaboration Agreement).

Therefore, management concluded that the Amendment would be accounted for as a modification to the Collaboration Agreement.

What additional consideration is provided under the Amendment?

The Amendment provides for an adjustment to the cost sharing ratio for two Licensed Antibody programs from a 50:50 split, to 100% of costs to be paid by Incyte (conversion from a profit-share to a royalty-bearing program). Accordingly, in exchange, the Company is entitled to receive only milestones and royalties on these products, rather than a profit-sharing allocation.

The acceleration of the milestone “Completion of the first Phase 1 Clinical Trial of each Profit-Share Product” for both GITR and OX-40 of $20.0 million is not additional consideration as it was promised in the Collaboration Agreement.

How will the payments received at the time of the Amendment be allocated and recognized?

Accelerated Milestone Payments

These milestones are the same amount as contemplated in the Collaboration Agreement for “Completion of the first Phase 1 Clinical Trial of each Profit-Share Product”, and the accomplishment of these milestones was considered imminent as of the Amendment Date. As a result, management determined it was appropriate to account for these payments in the same manner as they would have been accounted for under the Collaboration Agreement.

Under the Collaboration Agreement, management determined these payments met the criteria to be, and accordingly would have been, accounted for under the milestone method under ASC 605-28. Under the milestone method, the milestone amount is recognized in its entirety in the period the milestone is achieved.

Securities and Exchange Commission

Division of Corporation Finance

December 14, 2017

To determine whether a milestone is substantive, management reviewed the following guidance from ASC 605-28-25-2:

25-2 Determining whether a milestone is substantive is a matter of judgment; that assessment shall be performed only at the inception of the arrangement. The consideration earned from the achievement of a milestone shall meet all of the following for the milestone to be considered substantive:

a.	It is commensurate with either of the following:

1.	The vendor’s performance to achieve the milestone

2.	The enhancement of the value of the delivered item or items as a result of a specific outcome resulting from the vendor’s performance to achieve the milestone.

b.	It relates solely to past performance.

c.	It is reasonable relative to all of the deliverables and payment terms (including other potential milestone consideration) within the arrangement.

Management determined that each of these criteria were met. The milestone structure and amounts in the Collaboration Agreement were created to both compensate Agenus for its performance to develop the Licensed Antibody programs through the IND filing date and for the increased value of the Licensed Antibody programs at each milestone achievement. All R&D services to achieve the IND filing for the OX-40 and GITR programs were performed prior to the Amendment Date. The milestone is reasonable relative to the other deliverables and payments, as each licensed antibody program may earn the same milestones for the same achievements. All fixed and determinable consideration had been recognized for OX-40 and GITR at the time of the Amendment.

Other Amendment Considerations

There were no new deliverables added by the Amendment. The undelivered elements of the Collaboration Agreement at the date of the Amendment were the LAG-3 and TIM-3 Licensed Antibody programs, and the Access to Discovery Projects. The Access to Discovery Projects has not been contractually terminated and the Company will still be performing development work necessary to file INDs for LAG-3 and TIM-3. Therefore, the Company has determined there are no changes necessary to previously deferred revenue or the revenue recognition pattern of the deliverables under the Collaboration Agreement.

Certain contingent payments have been added by the Amendment from changing GITR and OX-40 to royalty-bearing programs. These milestones are consistent in nature and amount with the milestones in the LAG-3 and TIM-3 royalty bearing programs. The additional payments for GITR and OX-40 will be accounted for consistent with the recognition of the payment as determined in our accounting for the Collaboration Agreement.

Securities and Exchange Commission

Division of Corporation Finance

December 14, 2017

Management determined that the related party considerations of the Amendment are unchanged from the considerations of the Collaboration Agreement. The Company’s conclusion that the conditions to overcome the presumption that there is an obligation to repay the funds received under the Amendment are met.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (617) 951-7663.

Very truly yours,

/s/ Zachary R. Blume

Zachary R. Blume

cc:	Evan Kearns (Agenus Inc.)